SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
   CENTRAL AND SOUTH WEST CORPORATION, ET AL      :  CERTIFICATE
                                                  :
               File No. 70-8327                   :       OF
                                                  :
  (Public Utility Holding Company Act of 1935)    :  NOTIFICATION
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL),
Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period January 1, 1997 through March 31, 1997.








The requested information for the first quarter of 1997 is as follows:


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                           CPL       PSO       SWEPCO        WTU         TOTAL

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LIST OF
MUNICIPALITIES TO          None      None       None         None         None
WHICH SERVICES WERE
PROVIDED

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AMOUNT OF REVENUES
RECEIVED                   None      None       None         None         None

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EXPENSES INCURRED          None      None       None         None         None

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                              S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 2th day of May 1997.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   Southwestern Electric Power Company
                                   West Texas Utilities Company

                                  /S/ R. RUSSELL DAVIS
                                      R. Russell Davis
                                         Controller